2024 REPORT

Baru


Baru Leverages
Idle Machines
THERMWOOD

LETTER

Dear investors,

Baru's team continues to build its software, platform, and sales motion. We expect the software to be mature enough for self-service use by customers in June 2025. Management is optimistic about 2025 as we near completion of our software infrastructure. We are seeing significant customer interest in Baru's localized manufacturing solution, especially in light of the potential risks involved with imports and tariffs. Thank you for your support and entrusting Baru's team with your investment.

We need your help!

Baru is looking for customer leads and operating collaborators of any nature, and currently we are seeking meetings with accredited investors. Please contact me if you have some ideas to help. My email

investors. Please contact me if you have some ideas to help. My email is tino@hellobaru.com. Our four focus regions for marketing and sales development efforts are the following: the Atlanta (GA) and San Francisco (CA) metro areas, the I-95 corridor between NYC and Washington DC, and Santa Barbara & Ventura counties (CA). Although they are not in our marketing zones of focus, we also have manufacturing partners in other metro areas of the country that are ready to manufacture and deliver custom cabinetry. They include Cleveland (OH), Detroit (MI), and Chicago (IL).

Sincerely,

Tino Go

CEO & Co-Founder

How did we do this year?

REPORT CARD



☺ The Good

Baru developed and tested the technology that permits the company to produce cabinetry among the network of manufacturers.

Baru is deploying a kitchen and bath interior design software for users to use on its website.

Baru's sales margin and new investors have allowed the development of its software.

☹ The Bad

Software development has been slower than management would have liked due to underfunding.

Not having the strategically differentiating software developed has also slowed Baru's sales success.

Available funding and resource constraints have been a challenge to manage while also developing Baru's software platform.

2024 At a Glance

January 1 to December 31



$105,035 +264%
Revenue



-$131,624
Net Loss



$174,405 +46%
Short Term Debt



$88,000
Raised in 2024



$1,707

$1,707
Cash on Hand
As of 03/15/25

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit



	2023	2024
Revenues	$28,834	$105,035
Profit	-$90,039	-$131,624

Net Margin: -125%   **Gross Margin:** 25%   **Return on Assets:** -897%   **Earnings per Share:** -$0.13

Revenue per Employee: $105,035   **Cash to Assets:** 91%   **Revenue to Receivables:** ~

Debt Ratio: 1,528%

📄 31Dec2024_Balance_Sheet_-_Wefunder.pdf   📄 31Dec2024_Income_Statement_-_Wefunder.pdf

📄 Baru_Inc._GAAP_Financial_Report_2023-2024.pdf

We ❤ Our 61 Investors



Thank You For Believing In Us

John C. Dean
William F. Davis
Josephine Go Jefferies
Vijay Rajendran
David Vrba
Perry Taylor
Philip Lutz
Hannah Jurist-Schoen
Justin McCarty
John M Davidson
Jasper Gallo
Laura Bennett
Brian Hamilton
Luke Henry
Suzanne Milne
Becky Jacob
Dan TRAN
Wayne Chen
Lyric Turner
Michael DeAloia
Vern Martin
Tristan Kilian
Brenda J. Miles
Giovanni Arana
Brian Pitz
Nemanja Josic
Olivia Terrobias
Martin Tarr
Steve Polacek
Josie Desiderio
Ray Cal Management,...
Adam Howland
Thomas A Baweja
Sunny Chea
Yuliang Liu
Octavia Brown
Emin Aliyev
Roxanne Batson
Josh Nickell
Cleveland T. Thomps...
Bilal Zonjy
Douglas W. Tees
David Spell
Sean Ifrah
Nicholas Estep
Erskine Bevel
Cindy Young
Hanna Kassis
Jason Dispenza
Caroline Pequin
Jim Gray
Peter Sullivan
Joel Newman

Thank You!

From the Baru Team



Tino Go

CEO & Co-Founder

Tino has managed operations and corporate finance in companies with annual sales over $1B. At one company, he oversaw growth from $12M to $25M and M&A to increase...



Kevin Rainbolt

CTO & Co-Founder

Kevin has been building mission-critical enterprise-level software since 2008. He has managed teams as large as 20 with a $5 million operating budget. He earned a BS ...



Malinda Gagnon

Chief Marketing Officer

Malinda has worked in Digital Marketing Strategy advising GE, Walmart, Volkswagen, and other companies for the past 20 years. She started her career with Google...



Ashton Morgan

Director of Growth

From political campaigns to hyper-scale growth companies, Ashton grows organizations through strategic communications and growth marketing.



Leland Thomasset in

Manufacturing Engineer

Leland is a 40-year veteran of the woodworking industry. He is a recognized thought leader in the industry on how to...

Details

The Board of Directors

Director	Occupation	Joined
Augustine Go	CEO @ BARU Inc	2019

Officers

Officer	Title					Joined
Augustine Go	CFO	Treasurer	President	Secretary	CEO	2019

Voting Power ❓

No one has over 20% voting power.

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
06/2019	$25,000	Safe	Regulation D, Rule 506(c)
07/2019	$100,000	Safe	Regulation D, Rule 506(c)
01/2020	$50,000	Safe	Regulation D, Rule 506(c)
05/2021	$72,218		4(a)(6)
05/2021	$10,000	Safe	Regulation D, Rule 506(c)
08/2021	$10,000		Regulation D, Rule 506(c)
09/2021	$5,000	Safe	Regulation D, Rule 506(c)
09/2021	$5,000	Safe	Regulation D, Rule 506(c)
10/2021	$5,000	Safe	Regulation D, Rule 506(c)
11/2021	$25,000	Safe	Regulation D, Rule 506(c)
02/2022	$30,000	Safe	Regulation D, Rule 506(c)
02/2022	$7,500	Safe	Regulation D, Rule 506(c)
05/2022	$40,000		Regulation D, Rule 506(b)
05/2022	$25,000	Safe	Regulation D, Rule 506(c)
08/2022	$40,000	Safe	Regulation D, Rule 506(c)
08/2022	$5,000	Safe	Regulation D, Rule 506(c)
03/2023	$25,000	Safe	Regulation D, Rule 506(c)
05/2023	$25,000		Other
05/2023	$6,000	Safe	Regulation D, Rule 506(c)
08/2023	$10,000	Safe	Regulation D, Rule 506(c)
10/2023	$10,000	Safe	Regulation D, Rule 506(c)
11/2023	$5,000	Safe	Regulation D, Rule 506(c)
11/2023	$15,000	Safe	Regulation D, Rule 506(c)
02/2024	$8,000		Regulation D, Rule 506(c)
04/2024	$30,000	Safe	Regulation D, Rule 506(c)
10/2024	$40,000		Regulation D, Rule 506(c)
11/2024	$10,000	Safe	Regulation D, Rule 506(c)
02/2025	$1,250	Safe	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
02/15/2024	$8,000 ❓	15.0%	20.0%	$5,000,000	02/15/2025 ❓

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Kamran Aslanpour ❓	08/12/2021	$10,000	$11,693 ❓	5.0%		Yes
Soo Lee Davis ❓	05/20/2022	$40,000	$40,550 ❓	15.0%		Yes
JobsOhio ❓	05/19/2023	$25,000	$25,000 ❓	0.0%	12/31/2025	Yes
Scott Trainum ❓	10/18/2024	$40,000	$40,649 ❓	8.0%	10/18/2026	Yes

Related Party Transactions

Name	Augustine Go
Amount Invested	$20,000
Transaction type	Loan
Issued	01/11/2023
Outstanding principal plus interest	$23,352 as of 03/2025
Interest	8.5 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

No maturity date

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	100,000	0	Yes
Common Stock	1,000,000	1,000,000	Yes

Warrants: 0
Options: 0

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

If Baru cannot iterate and respond to market information faster than competitors, the company may be overtaken by a competitor. That might cause the development of Baru's marketplace and its platform's economic network effects to fail or be weak.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits, and have no voting rights or ability to direct the Company or its actions.

If there is a stoppage of the supply of raw materials and components that Baru uses to make the furniture products, that will affect the company's ability to sell its products and threaten its viability as an ongoing concern.

If a better capitalized and faster to develop new company enters the market, Baru may be relatively weakened and underperform relative to its potential.

If a new technology is developed that outperforms Baru's technology and the company cannot adopt it, the company will be placed at a disadvantage to companies using a newer technology.

If we cannot find sufficient numbers of manufacturing partners in the major metropolitan regions we choose to sell to, our willingness to sell in those regions will be curtailed by logistics costs.

If Baru cannot find the right marketing message that resonates with customers the company will underperform or fail.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from stockholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for stockholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its stockholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the stockholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the stockholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The stockholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the

the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The stockholders have the right to redeem their securities at any time. Stockholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the   ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or
the equivalent, or in connection with the death or divorce of the purchaser or other similar
circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our

consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Baru Inc.

Delaware Corporation
Organized April 2019
1 employees
15728 Lorain Ave #34
Cleveland OH 44111 https://www.hellobaru.com/

Business Description

Refer to the Baru profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Compliance with Prior Annual Reports

Baru has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

I wasn't aware that it was a requirement.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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